Via EDGAR
Kevin W. Vaughan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Re:         Community Bank System, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 001-13695

Dear Mr. Vaughan:
The following sets forth the responses of Community Bank System, Inc. (the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff") on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) in the Staff’s letter (the “Comment Letter”) dated May 29, 2009.  In accordance with the Comment Letter, the Company acknowledges that the adequacy and accuracy of the disclosures in any Company filing are the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Income and Profitability, page 18
1.
We note that you present the non-GAAP measures “net income-cash” and “earnings per share-cash” on page 18, and that you also present the non-GAAP measure “diluted earnings per share-cash” in your Selected Consolidated Financial Information on page 15.  We note you also present similar measures in other filings.  Tell us how the presentation of these non-GAAP measures is not prohibited by Item 10(e) of Regulation S-K.  Further, please address the following:

a.
Tell us how you considered the guidance in Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination regarding the non-GAAP measure “net income-cash”;

b.
Tell us how you considered the guidance in Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination regarding the non-GAAP measures “earnings per share-cash” and “diluted earnings per share-cash”; and

c.	To the extent that you are unable to support that these measures are not prohibited based on that guidance, please omit them from your future filings.

Response:
The Company acknowledges that it has consistently reported certain supplemental, non-GAAP reporting measures in its filings, including “net income-cash”, “earnings per share-cash”, and “diluted earnings per share-cash”.  As required by Item 10(e) of Regulation S-K, the Company has included in its filings: (i) a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP); (ii) a reconciliation (by schedule), which is quantitative for historical non-GAAP measures presented, of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP; (iii) a statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors.  In addition, the Company did not:  (i) exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures;  (ii) adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual;  (iii) present non-GAAP financial measures on the face of the Company’s financial statements prepared in accordance with GAAP;  or (iv)  use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.  Consistent with the guidance in Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company believes it has clearly identified the earnings measure being used and all adjustments on page 18 of its Form 10-K for the year ended December 31, 2008.  In considering the guidance in Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, in making our determination regarding the non-GAAP measures “earnings per share-cash” and “diluted earnings per share-cash”, the Company believes it has appropriately explained how these measures are used by management and in what way they provide meaningful information to investors, as well as provided a reconciliation of the measures to the GAAP financial measure of earnings per share.  The Company’s presentation of “earnings per share-cash” and “diluted earnings per share – cash” are neither a measure of liquidity per share nor cash flow per share, both of which are prohibited by regulation.

The Company continues to believe that the non-GAAP financial measures provided, help investors understand the effect of acquisition activity in reported results.  Since the Company has historically experienced meaningful acquisition activity, and it has asserted that growth through identification of high-value acquisition opportunities continues to be a key element of its operating strategy, it believes the continued use of these non-GAAP financial measures is appropriate.

Asset Quality, page 31
2.
We note that your nonperforming assets balance has increased significantly between 2007 and 2008, following a significant decrease between 2006 and 2007, specifically related to nonaccrual loans.  We also note, per your earnings release filed on Form 8-K on April 24, 2009, that nonperforming assets are expected to increase further in the first quarter of 2009.  However, we were unable to locate disclosure of the specific reasons for the large fluctuations.  Please tell us and revise future filings to provide a thorough disclosure related to changes in (and related trends in) your nonperforming assets balance, including which category of loans the increase relates to, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) the nonaccrual loans.  If your nonperforming assets relate to several different categories, consider providing a tabular breakdown by category in future filings.

Response:
As disclosed in the Form 10-K, the increase in non-performing asset balances that the Company experienced in 2008 is primarily related to weakened economic conditions in the Company’s market areas.  Approximately 78% of the increase from 2007 to 2008 is related to the business lending portfolio, with the remaining 22% related to the consumer mortgage portfolio.  Thirty-four percent of the Company’s loan portfolio is comprised of business loans broadly diversified by industry type.  With the economic downturn, loans to businesses that were thinly capitalized and marginal performers are experiencing higher levels of nonaccrual.  Loans that are classified as nonaccrual are also broadly diversified by industry type, with no concentrations noted.

Another 34% of the Company’s loan portfolio is comprised of consumer mortgages primarily located within the Company’s market area. Collateral values of residential properties within the Company’s market area are not experiencing the significant declines in values that other parts of the country have seen.  The economic slowdown, increased unemployment levels and the resulting pressure on consumers and businesses alike have resulted in higher non-performing levels.

The Company will revise its future filings to include the following table and more detailed disclosure, as appropriate, regarding the changes and related trends in non-performing assets, including, if applicable in future years, the above described events.

(000’s) omitted	2008	2007	2006	2005	2004
Nonaccrual loans
Business lending	$6,730	$3,358	$6,580	$8,610	$8,221
Consumer installment	892	922	927	715	573
Consumer mortgage	3,500	2,860	2,600	1,532	3,004
Total nonaccrual loans	11,122	7,140	10,107	10,857	11,798
Accruing loans 90+ days delinquent
Business lending	71	329	298	154	303
Consumer installment	90	108	195	99	260
Consumer mortgage	392	185	714	822	595
Total accruing loans 90+ days delinquent	553	622	1,207	1,075	1,158
Restructured loans
Business lending	1,004	1,126	1,275	1,375	0
Total nonperforming assets
Business lending	7,805	4,813	8,153	10,139	8,524
Consumer installment	982	1,030	1,122	814	833
Consumer mortgage	3,892	3,045	3,314	2,354	3,599
Total nonperforming loans	12,679	8,888	12,589	13,307	12,956
Other real estate	1,059	1,007	1,838	1,048	1,645
Total nonperforming assets	$13,738	$9,895	$14,427	$14,355	$14,601

The Company will revise future filings to provide additional disclosure similar to the following regarding its remediation and collection efforts with respect to its nonaccrual loans:

Members of senior management, special asset officers and lenders review all delinquent and nonaccrual loans and OREO (Other Real Estate Owned) regularly, in order to identify deteriorating situations, monitor known problem credits and discuss any needed changes to collection efforts, if warranted.  Based on the groups consensus, a relationship may be assigned a special assets officer or other senior lending officer to review the loan, meet with the borrowers, assess the collateral and recommend an action plan.  This plan could include foreclosure, restructuring the loans, issuing demand letters, or other actions.

The Company’s larger criticized credits are also reviewed on a quarterly basis by senior credit administration, special assets and commercial lending management to monitor their status and discuss relationship management plans.  Commercial lending management reviews the entire criticized loan portfolio on a monthly basis.

Item 8.  Financial Statements.
Note A. Summary of Significant Accounting Policies – Other Real Estate, page 52
3.
Please tell us and revise future filings to expand your disclosure to state your policy for initially recording other real estate owned upon acquisition, and how that complies with paragraph 28 of SFAS 15.

Response:
The OREO policy described in Note A to the Company’s financial statements is not consistent with paragraph 28 of SFAS 15 as OREO should be initially accounted for at fair value less cost to sell.  However, based on a review of the Company’s records, we have followed the guidance in SFAS 15 when initially accounting for OREO.  In future filings the Company will clarify the OREO policy as follows:

Other real estate owned is comprised of properties acquired through foreclosure, or by deed in lieu of foreclosure.  These assets are carried at fair value less estimated costs of disposal.  At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company’s recorded investment in the related loan, a write-down is recognized through a charge to the allowance for loan losses.  Any subsequent reduction in value is recognized by a charge to income.  Operating costs associated with the properties are charged to expense as incurred.  Gains or losses not previously recognized resulting from the sale of other real estate are recognized as an expense on the date of sale.

Note C. Investment Securities, page 56
4.	We note the significant unrealized losses related to your trust preferred securities at December 31, 2008 and March 31, 2009. Please address the following:

a.
Provide us a full detailed analysis of these securities’ impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

Response:
This portfolio of trust preferred securities is made up of ownership in three pooled offerings, whose underlying collateral is trust preferred instruments of small to mid-size banks and insurance companies.  The placement agents of these pooled issuances were FTN Financial Capital Markets (FTN) and Keefe, Bruyette and Woods (KBW). The fair value of the trust preferred securities is based on two inputs: a fair value obtained from the Company’s securities’ record keeper, Morgan Keegan, and a fair value obtained from FTN, as calculated by Moody’s Analytics.  Morgan Keegan obtained the fair value from S&P for PreTSL XXVI and PreTSL XXVII and from Interactive Data for PreTSL XXVIII.  The Company’s understanding is that each organization uses a model which looks at a wide range of issues in determining an appropriate market spread including such things as underlying collateral performance and applicable current market data from various firms and traders.   Additionally, the spread-to-swap and LIBOR curves is updated to incorporate loss severities, volatility, credit spread and optionality (including soft calls).  Broker quotes are used to validate the model if available. In order to substantiate these valuations, management performed additional discounted cash flow models with similar results using a variety of cash flow projections and assumptions.  Given the distressed, illiquid market, the Company believes the above values provide a reasonable estimate of fair value at the applicable period end.

As indicated below, the Company’s ownership of these securities is only in the A-1 class (highest available) or tranche, which has not experienced any interest deferrals.  In addition, as illustrated below, there exists significant excess subordination of collateral, in that an additional 42-46% of the underlying collateral would have to be in deferral or default concurrently to result in an expectation of non-receipt of contractual cash flows.  These facts, combined with the Company’s expectation of future cash flows, including the consideration of current and future deferrals or defaults, resulted in the Company’s determination that the ultimate collectibility of contractual principal and interest is not in doubt.  As is also mentioned below, the Company has the ability and intent to hold these securities through their contractual maturities.  Therefore, as of March 31, 2009, the Company has not recognized any impairment on these securities that is other-than-temporary in nature.

b.
Provide us with and, considering the significance of the unrealized losses, revise your future filings to disclosure a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gains/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Response:

The Company will revise future filings to provide in a table the following information:

(000’s omitted)	PreTSL XXVI	PreTSL XXVII	PreTSL XXVIII
Single issuer or pooled	Pooled	Pooled	Pooled
Class	A-1	A-1	A-1
Book value as of 3/31/09	$25,514	$23,981	$24,711
Fair value as of 3/31/09	$14,110	$16,282	$17,175
Unrealized loss as of 3/31/09	$9,404	$7,699	$7,536
Moody’s rating as of 3/31/09	A1	A3	A3
S&P’s rating as of 3/31/09	BB	BBB-	BBB-
Fitch’s rating as of 3/31/09	AAA	AAA	AAA
Number of banks in issuance	64	42	45
Deferrals and defaults as a percentage of collateral, as of 3/31/09	12.9%	10.6%	6.2%
Excess subordination, as of 3/31/09	42.0%	46.0%	46.0%

c.
Please revise your future filings to specifically identify any tranches that have deferred contractual interest payments, and tell us and disclose how such deferrals are reflected in your cash flow analysis.

Response:
The Company will revise future filings to identify any tranches that have deferred contractual interest payments and disclose how such deferrals are reflected, however, as of March 31, 2009, no tranche owned by the Company has experienced deferred contractual interest payments.

d.
Tell us and revise future filings to disclose the factors that you considered that enabled you to conclude that you have the intent and ability to hold the securities for the time necessary to collect the contractual principal and interest of the debt securities.

Response:
The Company purchased these securities with the expectation of quarterly interest payments until maturity, which are being received as scheduled.  In addition, these securities represent 1% of the Company’s average earning assets for the quarter ending March 31, 2009 and, thus, are not relied upon for meeting daily liquidity needs of the Company.

e.	If true, confirm more clearly in your disclosure that you expect to collect the full contractual principal and interest payments on debt securities.

The Company will revise future filings to specifically state the Company’s expectation to fully collect all contractual principal and interest payments on these debt securities.

f.
Tell us the amount of securities available for sale by security type with at least one credit rating below investment grade by a major rating agency.  For these securities, please tell us and revise future filings to describe in greater detail how you determined that you believe that it is probable that you will be able to collect all contractually due principal and interest on these securities.

Response:
As disclosed in the table above, only one security (PreTSL XXVI) is rated below investment grade (BB) by S&P, while Moody’s and Fitch continue to rate this security above investment grade (A1 and AAA, respectively).  The Company continues to receive all payments as scheduled.  As of March 31, 2009, a minimum of 42% of all pooled assets for PreTSL XXVI would need to default/defer concurrently before the Company would experience a break in yield.  Based on this information, and our expectation of future deferrals and defaults, the Company believes it is probable that it will receive all contractual principal and interest payments.  The Company will revise future filings to reflect this information.

Executive Compensation, page 80
5.
You note that salaries and overall compensation are based to a considerable extent on information regarding peer institutions.  Please revise your disclosure in future filings to identify the members of the peer group used in this process, and discuss more fully how such information is used, including whether the company benchmarks individual compensation amounts or total compensation amounts based upon the peer group’s practices.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.  To the extent that actual compensation was different from the targeted relationship, please provide an analysis as to the reasons for the divergence from the target compensation amounts.

Response:
We acknowledge the Staff's comment and will in future filings identify the members of any peer groups or institutions to which we benchmark compensation, including whether the Company benchmarks individual compensation amounts or total compensation amounts.  Although our Compensation Committee may consider various industry surveys and peer group reports to confirm the general appropriateness of overall compensation levels and components of compensation for executives, the compensation for our executive officers is not tied to any specific targets or benchmarks at peer companies except as discussed in Response 7 below.  We will clarify this point in future filings.

To the extent that the Compensation Committee uses peer institution information in the future in making compensation determinations, we will provide the disclosures required by Regulation S-K Item 402(b)(2)(xiv).

Annual Bonus pursuant to the Management Incentive Plan
6.
Your discussion of annual cash bonus awards indicates that certain performance objectives were used to establish annual bonus compensation.  Please disclose the specific targets for those goals that can be quantified, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance.  Furthermore, please discuss provide sufficient analysis the performance goals, so that an investor can understand the basis for awarding the bonus amounts paid, including the level of difficulty required to reach various compensation levels, and can appreciate the relationship between expected performance and actual performance.  Please discuss the relationship between the “general categories” and the “seven performance objectives”.

If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion.  Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis.  Please refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:
We have considered the Staff's comment and disclosure requirements of Item 402(b) of Regulation S-K with respect to disclosure of performance objectives and specific targets for those goals that can be quantified so that the investor can better understand the basis for awarding incentive compensation.  In future filings, we will disclose in a table the performance objectives, the relative weight assigned to each performance objective and the achievement level as determined by the Compensation Committee and approved by the Board.  The performance objectives are general in nature and not subject to a formulaic determination but rather are determined based upon a final assessment of the performance factors and other matters deemed relevant by the Compensation Committee and the Board.  Our disclosures in future filings will elaborate on the process, the factors utilized, and the achievement level as determined by the Compensation Committee and approved by the Board.

In response to the Staff’s question, the seven performance objectives noted in the discussion (and set forth below) fall within the general categories referenced in the discussion.

Based on the foregoing and in response to the Staff’s comment, in future filings we will expand the description of the Management Incentive Plan (MIP) to include disclosures in substance as follows modified to reflect any changes in the plan:

The awards of annual incentive bonuses are not based on a rigid mathematical formula.  Rather, the Compensation Committee retains significant discretion in determining incentive bonuses to be paid based on many factors, including the Committee’s assessment of the Company’s performance, management's overall performance as a group, and other individual contributions.  The Compensation Committee also takes into account management's performance in addressing unanticipated matters, general economic conditions, and any other factors the Committee deems relevant.

A principal factor in the Compensation Committee’s evaluation of performance is a review of the achievement of the pre-determined annual corporate goals.  The goals are intended to focus management’s priorities in the operation of the Company but it is not intended to be the only element in the Committee’s determination of incentive bonuses.  Accordingly, the compensation of each executive officer is based in part on the assessment of the achievement of these corporate goals and in part on the subjective assessment of other factors the Compensation Committee determines relevant at the end of each year.

At the beginning of each calendar year, the Compensation Committee establishes annual corporate performance goals.  Corporate goals are proposed by management, reviewed and approved by the Committee and also approved by the Board of Directors on an annual basis.  The Committee considers and assigns a relative weight to appropriately focus efforts on corporate goals that are intended to enhance shareholder value.  In December 2007, prior to approving payment of the 2008 incentive bonuses, the Committee evaluated the Company’s 2007 performance by assessing if, and the extent to which, the Company achieved or failed to achieve the corporate goals approved by the Board of Directors for 2007. Based on its’ assessment of performance in achieving the pre-determined goals and other factors deemed to be relevant, the Committee determined that the Company’s performance exceeded the approved corporate goals.

The Company’s corporate goals for payments made under the MIP in 2008  and the level at which the Compensation Committee determined they were achieved are as follows:

	Corporate Goal	Relative Weight	2008 Achievement
(1)	Improvement in earnings per share above prior year	30%	100%
(2)	Development and implementation of certain technology initiatives	10%	150%
(3)	Improvement in regional operating objectives including growth in loans, deposits and pre-tax earnings	10%	150%
(4)	Improvement in operational objectives in commercial banking and lending, including improved efficiencies in lending process, development of lender personnel and growth in production objectives	15%	50%
(5)	Maintenance of asset quality metrics	10%	150%
(6)	Achievement of goals for organic growth in loans, deposits and non-interest income	15%	66⅔%
(7)	Achievement of earnings goals for wealth management and benefit administration business	10%	150%
	Totals	100%	107.5%

In order to better focus the Company’s priorities, full achievement of corporate goals are typically set by the Compensation Committee at a level that is satisfied only as a result of superior performance (i.e., stretch goals).  The Compensation Committee takes this factor into account in determining annual incentive bonuses.

Equity-based and Other Long-term Incentive Compensation
7.
Please disclose whether the “performance goals” mentioned in the third paragraph are the same as or different from the “performance objectives” referred to in the previous section.  To the extent that they are different, discuss these goals with the same level of disclosure as that requested in the comment above concerning the Annual Bonus discussion.

Response:
The long-term performance goals referenced in this section refer to performance goals established with respect to the vesting of performance stock options over a three-year period and are different from the performance objectives mentioned in the previous section. The long-term performance goals consist of three performance objectives which are measured and must be satisfied over a three-year period starting on January 1, 2007 and ending on December 31, 2009, consisting of: (i) earnings per share growth relative to Regional Peer Bank Group, as defined below, (70% weight), (ii) growth in total assets (15% weight), and (iii) achievement of total shareholder returns relative to Regional Peer Bank Group (15% weight).

The Committee established threshold, target and maximum levels of performance for each of the measures and determined that 50% of the performance option award would vest at the threshold level performance, 100% of the performance option award would vest at the target level performance and 200% of the performance option award would vest at the maximum level.

Based on the foregoing and in response to the Staff's comment, in future filings we will expand the description of the long-term performance goals utilized for the vesting of performance stock options to include disclosures in substance as follows, modified to reflect any changes approved in the terms by the Compensation Committee:

The Compensation Committee has established performance measures on which the vesting of performance stock options awards will be based on the satisfaction of these measures for the three-year period starting January 1, 2007 and ending December 31, 2009.  The measures for the long-term performance stock options awards consist of: (i) earnings per share growth relative to a Regional Peer Bank Group average, (ii) growth in total assets to $5.4 billion, and (iii) total shareholder returns relative to a Regional Peer Bank Group average.  The earnings per share factor will be weighted at 70% and each of the other factors will be weighted at 15%.  The Committee believes that use of these performance measures correlate to the performance of the Company’s core business and long-term sustainable growth.  The Committee believes that superior performance under these measures will ultimately benefit Company shareholders through increased profits, dividends and share value.

The Committee has also established threshold, target and maximum levels of performance for each of the measures and determined that 50% of the target level long-term incentive award would vest for threshold level performance, 100% of long-term incentive award would vest for target level performance, and 200% of the target level long-term incentive award would vest for performance at or above the maximum level.  The Regional Peer Bank Group used in the earnings per share and total shareholder return measures is comprised of 14 banks in markets comparable to the Company in New York State and Pennsylvania including NBT Bancorp Inc., Tompkins Financial Corp., TrustCo Bank Corp. NY, First Niagara Financial Group, Inc., Susquehanna Bancshares, Inc., Arrow Financial Corp., Alliance Financial Corp., Financial Institutions, Inc., S & T Bancorp, Inc., FNB Corp., Citizens & Northern, Corp., Harleysville National Corp., National Penn Bancshares, Inc., and First Commonwealth Financial Corp.

The following table shows the threshold, target and maximum performance levels for each of the performance measures.

Performance Levels Established by the Compensation Committee

	Performance Measure	Threshold	Target	Maximum

(i)	Earnings per share (70% weight)	90% of Peer Group Average	100% of Peer Group Average	110% of Peer Group Average

(ii)	Growth in total assets (15% weight)	$5.0 billion	$5.4 billion	$5.8 billion

(iii)	Total shareholder returns (15% weight)	90% of Peer Group Average	100% of Peer Group Average	110% of Peer Group Average

Certifications
8.
We note that the company’s certifications, filed as Exhibits 31 and 32, reference the Form 10-Q for the quarter ended 9/30/08, rather than the Form 10-K for the annual year ended 12/31/08, and are untimely dated November 6, 2008.  Please revise these certifications accordingly.

Response:
The Company inadvertently attached the third quarter certifications to the December 31, 2008 10-K filing.  The correct certifications for the year ended December 31, 2008 Form 10-K have been maintained by the Company and are attached as Exhibits 31 and 32 to this document.

Should you have any questions or require further information, please call me at (315) 445-3121.

                        Very truly yours,

                        Scott Kingsley
                        Executive VP and CFO

cc:           Mark Tryniski, President & CEO
George J. Getman, EVP/General Counsel
Keith Stolzenburg, PricewaterhouseCoopers LLP
Brian Dempsey, PricewaterhouseCoopers LLP
Danielle McCann, Bond, Schoeneck & King, PLLC